Spongetech Delivery Systems, Inc.
                            The Empire State Building
                          350 Fifth Avenue, Suite 2204
                            New York, New York 10118

                                                              August 25, 2006


VIA ELECTRONIC SUBMISSION
-------------------------

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

      Re:      Post Effective Amendment No. 1 to Registration Statement on
               Form SB-2
               (the "Company")
               Filed August 24, 2006
               File No. 333-100925

Ladies and Gentlemen:

      The Company hereby respectfully requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the "Commission") consent to the withdrawal by the Company of its Post Effective Amendment No. 1 to the Registrant's Registration Statement on Form SB-2 filed with the Commission on August 24, 2006 as File No. 333-100925. The POS AM No. 1 was filed erroneously as an amendment to a previously withdrawn SB-2 instead of the Company's currently effective Registration Statement with File No. 333-123015.

      If you have any questions concerning this matter, please contact Marcelle
S. Balcombe at (212) 930-9700.

      Thank you for your assistance in this matter.


                                        Spongetech Delivery Systems, Inc.

                                        By:   /s/ Steven Moskowitz
                                            ------------------------------
                                                  Steven Moskowitz
                                                  Chief Financial Officer